Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Third quarter of 2013

BEIJING, China, November 14, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband products and services, today reported its unaudited financial results for the quarter ended September 30, 2013.

As previously announced, the Company closed the divestiture of its IPTV business in August 2012, but did not meet the requirements for reporting those results as discontinued operations because of the Company’s continuing involvement. Therefore, to enable a comparison of results excluding the IPTV business and the amortization of PHS deferred revenue, the Company is including non-GAAP comparisons throughout this press release.

“We are pleased to report strong financial results for the third quarter of 2013 which further validate the healthy trends in our underlying business,” said Mr. William Wong, UTStarcom’s President and Chief Executive Officer. “Our top line performance improved year over year, and we continued our effective cost control and productivity measures, which helped to drive positive operating cash flow during the quarter. Moreover, in this quarter we launched a series of new product innovations that deliver on UTStarcom’s vision of providing ‘simple network, simple operation’ to our customers. In addition, we continued to grow and diversify the customer base for our broadband business, notching new customer wins with large local incumbent service providers in Taiwan, Indonesia and Brazil. We believe our aggregate year-to-date results showcase the improvements in our business and are a testament to the strategic plan and quality of the new management team that is charged with its execution. Going forward, the Company is committed to continuing to execute the strategic plan to transform UTStarcom into a higher-growth, more profitable business focused on providing next generation media services and broadband equipment products. We expect this will enable us to drive profitable growth and deliver sustained shareholder value over the long term.”

Third Quarter 2013 Highlights

•                      GAAP cash provided by operating activities for the third quarter of 2013 was $3.7 million, compared to $7.5 million cash used by operating activities for the third quarter of 2012.

•                      Non-GAAP cash provided by operating activities for the third quarter of 2013 was $3.7 million, compared to $1.8 million cash used by operating activities for the third quarter of 2012.

•                      GAAP revenues in the third quarter of 2013 were $41.2 million, a 2.2% increase from $40.3 million in the third quarter of 2012.

•                      Non-GAAP revenues in the third quarter of 2013 were $40.9 million, a 10.5% increase from $37.0 million in the third quarter of 2012.

•                      GAAP gross margin for the third quarter of 2013 was 28.7%, compared to 35.5% for the third quarter of 2012, mainly due to the depreciation of the Japanese yen against the U.S. dollar.

•                      Non-GAAP gross margin for the third quarter of 2013 was 28.9%, compared to 34.4% for the third quarter of 2012, mainly due to the depreciation of the Japanese yen against the U.S. dollar.

•                      GAAP operating expenses for the third quarter of 2013 were $11.6 million, a 71.7% decrease from $41.0 million for the third quarter of 2012.

•                      Non-GAAP operating expenses for the third quarter of 2013 were $11.6 million, a 38.3% decrease from $18.9 million for the third quarter of 2012.

•                      GAAP net income attributable to UTStarcom’s shareholders was $0.4 million and GAAP basic net income per share was $0.01 for the third quarter of 2013, compared to GAAP net loss attributable to UTStarcom’s shareholders of $20.8 million and GAAP basic net loss per share of $0.43 for the third quarter of 2012.

•                      Non-GAAP net income attributable to UTStarcom’s shareholders was $0.4 million and non-GAAP basic net income per share was $0.01 for the third quarter of 2013, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $0.17 million and non-GAAP basic net loss per share of $nil for the third quarter of 2012.

•                      As of September 30, 2013, cash, cash equivalents and short-term investments were $120.4 million.

Mr. Robert Pu, UTStarcom’s Chief Financial Officer, commented, “We delivered a strong quarter of bottom line improvement, driven by growth on the top line and continued progress in lowering operating expenses through our focused cost reduction efforts and leaner, more efficient operations. Moreover, we delivered another quarter of positive operating cash flow which again demonstrates the operational efficiency improvements across our business. Looking ahead, we will keep our focus on vigilant cost control, cash generation and executing our new strategic initiatives. We will continue to use our strong cash position of approximately $120.4 million to invest in our growth plan designed to increase shareholder value.”

Third Quarter 2013 Financial Results

As part of a plan to transition the Company into higher-growth and more profitable areas, UTStarcom successfully closed the divestiture of its IPTV business on August 31, 2012. As of September 30, 2013, the Company did not meet the requirements to report results from the IPTV division separately as discontinued operations. To enable a comparison of the financial results in year-to-date and future periods, the Company has prepared non-GAAP results. Included below are quarterly and year-to-date non-GAAP comparisons that exclude financial results from the IPTV business and amortization of PHS deferred revenue. The Company’s GAAP financial results and reconciliation with the non-GAAP numbers are discussed at the end of this press release.

Total Revenues

Three months ended September 30, 2013 and 2012

Total revenues for the third quarter of 2013 were $41.2 million, an increase of 2.2% from $40.3 million for the corresponding period in 2012.

Non-GAAP total revenues for the third quarter of 2013 were $40.9 million, an increase of 10.5% from $37.0 million for the corresponding period in 2012.

•                      Non-GAAP net sales from equipment for the third quarter of 2013 were $35.5 million, an increase of 10.8% from $32.0 million for the corresponding period in 2012. The increase was mainly due to increased sales of Packet Transport Network (“PTN”) and value added resell products, which were partially offset by the decreased sales of Multi-Service Access Network (“MSAN”) and Multi-Service Transfer Platform (‘MSTP”) products.

•                      Non-GAAP net sales from equipment-based services for the third quarter of 2013 were $5.4 million, an increase of 8.2% from $5.0 million for the corresponding period in 2012. The increase was mainly due to the increased sales of MSAN product related services.

Nine months ended September 30, 2013 and 2012

Total revenues for the nine months ended September 30, 2013, were $126.1 million, a decrease of 12.1% from $143.5 million for the corresponding period in 2012.

Non-GAAP total revenues for the nine months ended September 30, 2013 were $125.0 million, an increase of 7.5% from $116.3 million for the corresponding period in 2012.

•                      Non-GAAP net sales from equipment for the nine months ended September 30, 2013 were $107.1 million, an increase of 8.1% from $99.1 million for the corresponding period in 2012. The increase was mainly due to the increased sales of PTN and value added resell products, which were partially offset by the decreased sales of MSAN products.

•                      Non-GAAP net sales from equipment-based services for the nine months ended September 30, 2013 were $17.9 million, an increase of 5.8% from $16.9 million for the corresponding period in 2012. The increase was mainly due to the increased sales of MSAN and PTN product related services, which were partially offset by decreased sales of Next Generation Network (“NGN”) product related services.

Gross Profit

Three months ended September 30, 2013 and 2012

Gross profit was $11.8 million and gross margin was 28.7% for the third quarter of 2013, compared to $14.3 million and 35.5%, respectively, for the corresponding period in 2012.

Non-GAAP gross profit was $11.8 million and non-GAAP gross margin was 28.9% for the third quarter of 2013, compared to $12.7 million and 34.4%, respectively, for the corresponding period in 2012.

•                      Non-GAAP gross profit for equipment sales for the third quarter of 2013 was $12.3 million, a decrease of 0.8% from $12.4 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the third quarter of 2013 was 34.6%, compared to 38.7% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the decreased gross margin in PTN and MSAN products mainly attributable to the depreciation of Japanese yen against the U.S. dollar, which were partially offset by the increased gross margin of MSTP products.

•                      Non-GAAP gross profit for equipment-based services for the third quarter of 2013 was negative $0.5 million, compared to gross profit of $0.3 million for the corresponding period in 2012. Gross margin for equipment-based services for the third quarter of 2013 was negative 8.8%, compared to 6.6% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the decreased gross margin in Gigabit Ethernet Capable Passive Optical Network (“GEPON”) and MSAN product related services mainly due to the depreciation of Japanese yen against the U.S. dollar, which were partially offset by the increased gross margin of PTN product related services.

Nine months ended September 30, 2013 and 2012

Gross profit was $33.1 million and gross margin was 26.2% for the nine months ended September 30, 2013, compared to $54.5 million and 38.0%, respectively, for the corresponding period in 2012.

Non-GAAP gross profit was $33.1 million and non-GAAP gross margin was 26.4% for the nine months ended September 30, 2013, compared to $40.7 million and 35.0%, respectively, for the corresponding period in 2012.

•                      Non-GAAP gross profit for equipment sales for the nine months ended September 30, 2013 was $33.8 million, a decrease of 12.2% from $38.4 million for the corresponding period in 2012. Non-GAAP gross margin for equipment sales for the nine months ended September 30, 2013 was 31.5%, compared to 38.8% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the decreased gross margins in PTN and MSAN products mainly due to the depreciation of Japanese yen against the U.S. dollar, which was partially offset by the increased gross margin of MSTP products.

•                      Non-GAAP gross profit for equipment-based services for the nine months ended September 30, 2013 was negative $0.7 million, compared to gross profit of $2.4 million for the corresponding period in 2012. Gross margin for equipment-based services for the nine months ended September 30, 2013 was negative 4.0%, compared to 13.9% for the corresponding period in 2012. The decrease in gross margin was primarily caused by the decreased gross margin in MSAN products mainly due to the depreciation of Japanese yen against the U.S. dollar.

Operating Expenses

Three months ended September 30, 2013 and 2012

Operating expenses for the third quarter of 2013 were $11.6 million, a decrease of 71.7% from $41.0 million for the corresponding period in 2012.

Non-GAAP operating expenses for the third quarter of 2013 were $11.6 million, a decrease of 38.3% from $18.9 million for the corresponding period in 2012.

•                      Non-GAAP selling, general and administrative expenses in the third quarter of 2013 were $7.9 million, a decrease of 37.3% from $12.6 million for the corresponding period in 2012. The decrease was mainly due to the decreased personnel-related costs as a result of the Company’s restructuring efforts, and decreased legal expenses.

•                      Non-GAAP research and development expenses in the third quarter of 2013 were $4.1 million, a decrease of 31.4% from $6.0 million for the corresponding period in 2012. The decrease was mainly due to the decreased research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                      Non-GAAP net gain on divestiture in the third quarter of 2013 was $0.4 million, compared to non-GAAP net gain of $0.4 million in the corresponding period in 2012. The net gain on divestiture in the third quarter of 2013 was due to the divestiture of the Company’s DOCSIS-EOC business. As of September 30, 2013, the payment has been fully received.

Nine months ended September 30, 2013 and 2012

Operating expenses for the nine months ended September 30, 2013 were $37.9 million, a decrease of 54.3% from $82.8 million for the corresponding period in 2012.

Non-GAAP operating expenses for the nine months ended September 30, 2013 were $37.9 million, a decrease of 27.1% from $51.9 million for the corresponding period in 2012.

•                      Non-GAAP selling, general and administrative expenses in the nine months ended September 30, 2013 were $26.1 million, a decrease of 25.6% from $35.0 million for the corresponding period in 2012. The decrease was mainly due to the decreased personnel costs as a result of the Company’s restructuring efforts and decreased legal expenses which were partially offset by the increased depreciation expenses due to acceleration of depreciation upon early termination of a lease on the Hangzhou facility.

•                      Non-GAAP research and development expenses in the nine months ended September 30, 2013 were $10.3 million, a decrease of 36.2% from $16.2 million for the corresponding period in 2012. The decrease was mainly due to a decrease in research and development personnel costs as a result of the Company’s restructuring efforts and reduced outsourced design services.

•                      Non-GAAP net loss on divestiture in the nine months ended September 30, 2013 was $1.3 million, compared to non-GAAP net gain of $1.0 million in the corresponding period in 2012. The net loss on divestiture was due to the loss on disposal of NGN related assets, which was partially offset by the gain on the divestiture of the Company’s DOCSIS-EOC business.

Operating Income (Loss)

Three months ended September 30, 2013 and 2012

Operating income for the third quarter of 2013 was $0.2 million, compared to operating loss of $26.7 million for the corresponding period in 2012.

Non-GAAP operating income for the third quarter of 2013 was $0.2 million, compared to non-GAAP operating loss of $6.1 million for the corresponding period in 2012.

Nine months ended September 30, 2013 and 2012

Operating loss for the nine months ended September 30, 2013 was $4.8 million, compared to operating loss of $28.4 million for the corresponding period in 2012.

Non-GAAP operating loss for the nine months ended September 30, 2013 was $4.8 million, compared to non-GAAP operating loss of $11.2 million for the corresponding period in 2012.

Other Income (Expense), Net

Three months ended September 30, 2013 and 2012

Net other income for the third quarter of 2013 was $0.8 million, compared to net other income of $6.3 million for the corresponding period of 2012. Net other income in the third quarter of 2013 primarily consisted of $0.8 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar during this quarter. Net other income in the third quarter of 2012 primarily consisted of $6.1 million of foreign exchange gain, which was mainly from the appreciation of INR against the U.S. dollar.

Nine months ended September 30, 2013 and 2012

Net other income for the nine months ended September 30, 2013 was $4.6 million, compared to net other income of $1.7 million for the corresponding period of 2012. Net other income in the first nine months of 2013 primarily consisted of $2.8 million of foreign exchange gain, which was mainly from the appreciation of RMB against the U.S. dollar and $1.3 million from the release of the reserve for tax indemnification provided to the buyers of our subsidiary in Korea as a result of the expiration of the statute of limitations.

Equity Pick Up of Losses of an Associate

Equity pick up of losses of an associate was $2.3 million for the third quarter of 2013 and $6.7 million for the first nine months of 2013, due to 49% loss pick up from the Company’s equity investment in iTV Media.

The Company consolidated iTV Media during the period from October 2010 to June 2012, as the Company held a controlling interest in iTV Media during that period. Upon the exercising of share repurchase rights in June 2012, the Company’s investment in iTV Media decreased to only non-controlling preference shares in iTV Media. At that point, the Company deconsolidated iTV Media and accounted for the investment using the cost method starting from June 2012, as the preference shares of iTV Media owned by the Company were not considered as in-substance common stock.

In January 2013, the Company invested in an additional $5.0 million convertible bond issued by iTV Media, which triggered a reassessment of the Company’s accounting for its investment in the preference shares. Due to the additional convertible bond investment, the preference shares of iTV Media owned by the Company now substantively participated in the risks and rewards of iTV Media, irrespective of the liquidation preferences, and were considered as in-substance common stock. Therefore, the equity method criteria had been met and the equity accounting commenced in the first quarter of 2013.

In the second quarter of 2013, the Company further invested in an additional $15.0 million convertible bonds issued by iTV Media.

iTV Media was deconsolidated by the Company in June 2012, as a result, no loss from iTV Media was consolidated in the third quarter of 2012. The Company consolidated a net loss from iTV Media of $3.1 million for the first nine months of 2012.

Net Income (Loss)

Three months ended September 30, 2013 and 2012

Net income attributable to UTStarcom’s shareholders for the third quarter of 2013 was $0.4 million, compared to net loss attributable to UTStarcom’s shareholders of $20.8 million for the corresponding period in 2012. Basic net income per share for the third quarter of 2013 was $0.01, compared to basic net loss per share of $0.43 for the third quarter of 2012.

Non-GAAP net income attributable to UTStarcom’s shareholders for the third quarter of 2013 was $0.4 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $0.17 million for the corresponding period in 2012. Non-GAAP basic net income per share for the third quarter of 2013 was $0.01, compared to non-GAAP basic net loss per share of $nil for the third quarter of 2012.

Nine months ended September 30, 2013 and 2012

Net loss attributable to UTStarcom’s shareholders for the nine months ended September 30, 2013 was $6.7 million, compared to net loss attributable to UTStarcom’s shareholders of $26.7 million for the corresponding period in 2012. Basic net loss per share for the third quarter of 2013 was $0.17, compared to basic net loss per share of $0.54 for the nine months ended September 30, 2012.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the nine months ended September 30, 2013 was $6.7 million, compared to non-GAAP net loss attributable to UTStarcom’s shareholders of $9.6 million for the corresponding period in 2012. Non-GAAP basic net loss per share for the nine months ended September 30, 2013 was $0.17, compared to non-GAAP basic net loss per share of $0.19 for the nine months ended September 30, 2012.

Cash Flow

•                      Cash generated from operating activities for the third quarter of 2013 was $3.7 million.

•                      Cash used in investing activities for the third quarter of 2013 was $2.3 million, mainly due to a $1.2 million payment for NGN divestiture.

•                      Cash used in financing activities for the third quarter of 2013 was $2.7 million, mainly due to a $2.7 million collection and payment timing of the AR factoring facility with a bank.

•                      Cash generated from operating activities for the nine months ended September 30, 2013 was $1.9 million.

•                      Cash used in investing activities for the nine months ended September 30, 2013 was $22.3 million, mainly due to a $20 million convertible bond invested into iTV Media.

•                      Cash used in financing activities for the nine months ended September 30, 2013 was $30.7 million, due to a $30 million share repurchase program.

As of September 30, 2013, UTStarcom had cash, cash equivalents and short-term investments of $120.4 million.

Overview of Recent Key Events

Withdrawal of Non-Binding Going Private Proposal

On November 1, 2013, the Company announced that the Special Committee of its Board of Directors has received a notice from one of the directors of the Company, Mr. Hong Liang Lu, and entities affiliated with him, and Shah Capital Opportunity Fund LP (“Shah Capital”) and Mr. Himanshu H. Shah that they have unanimously determined to withdraw the non-binding going private proposal dated March 27, 2013. The Company has been told that recent market conditions and the initial stage of the Company’s ongoing transition into a higher-growth, more profitable business focused on providing next generation media services and broadband equipment products have made for a challenging deal environment, and this impacted the ability for Shah Capital group to secure financing for the proposed going private transaction.

Appointment of New Director

Effective November 1, 2013, the Company’s Board of Directors appointed Mr. Himanshu H. Shah as a new director. Mr. Shah opts to receive no compensation for his directorship. With Mr. Shah’s appointment, UTStarcom’s Board of Directors will consist of eight directors.

Mr. Shah currently serves as the founder, president and chief investment officer of Shah Capital and he has more than twenty years of experience in the global capital markets. Mr. Shah received his master of business administration degree from the University of Akron and his bachelor of commerce degree from Gujarat University in India.

Mr. Wong continued, “We welcome Mr. Shah to our Board of Directors and look forward to working with him and management to improve UTStarcom for the benefit of all of our shareholders, by enhancing all aspects of our business, from our product and service offerings, to service, to employee and customer relations.”

Business Outlook

While overarching trends in the first nine months of the year have indicated healthy and improving trends in the underlying business, the Company continues to view 2013 as a year of investment and continued transition.

The Company is reiterating its expectations for the full year 2013. Unprofitable revenues that were removed with the IPTV divestiture will need to be replaced and as a result, total revenues for 2013 are expected to decrease from 2012 while revenue sources are in transition. Additionally, gross margin may continue to experience some headwinds from the depreciation of the Japanese yen against the U.S. dollar as sales in Japan account for a large portion of the Company’s total revenues. However, if Japanese yen exchange rates remain the same as they are now and the Company successfully continues to generate efficiencies from operations, the Company still expects that for 2013 it will achieve a degree of incremental improvement in overall financial performance compared to 2012.

Please note that the Company’s current outlook is based on Japanese yen exchange rates remaining the same as they are now.

From a long-term perspective, the Company expects that its balanced focus on strategic initiatives and continuing investment in its value-added broadband business will result in a more profitable and competitive business model. The Company continues to expect profit from the new TV over IP services to become the major contributor for UTStarcom by 2015, as the new TV over IP business is expected to have gross margin exceeding 50%.

Mr. Wong concluded, “As we move into the end of 2013, we remain comfortable with our operating expectations for full year 2013. In addition, we remain optimistic about the long-term opportunities before us. We are confident that while it will take time and hard work, our clearly defined strategy positions us very well in the quickly changing and diverse media environment. Our board of directors and the management team will work closely together to drive our strategic plan forward and to explore all appropriate opportunities to maximize value for all our shareholders.”

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses certain non-GAAP financial measures, which are adjusted from results based on GAAP to exclude the effects of the results of its divested IPTV business and PHS-related deferred revenue amortization from the results of each reported period. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding amortization of PHS net sales and results from IPTV-related business that may not be indicative of the Company’s operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning for and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons of the Company’s current performance to its historical performance. The Company computes its non-GAAP financial measures on a consistent basis from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.  The presentation of this additional information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Third quarter 2013 Conference Call Details

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 14, 2013 (8:00 p.m. Beijing/Hong Kong Time on November 14, 2013).

The conference call dial-in numbers are as follows:

United States: + 1-877-870-4263

International:  + 1-412-317-0790

Canada: + 1-855-669-9657

Hong Kong: 06-800-20175

China: 4001-201203

The conference ID number is 10036827.

A replay of the call will be available one hour after the end of the conference until 9:00 a.m. U.S. Eastern Time on November 21, 2013.

The conference call replay numbers are as follows:

United States: + 1-877-344-7529

International:  + 1-412-317-0088

The conference ID number for accessing the recording is 10036827.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services. UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000. It has operational headquarters in Beijing, China and research and development operations in China and India. In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s website at http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +86-10-8520-5153

Email: jane.zuo@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Rob Dougherty (San Francisco)

Tel: +1 415-293-4427

Email: Rob.Dougherty@fticonsulting.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2013	2012
	(In thousands, except par value)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$120,436	$179,880
Accounts and notes receivable, net	14,718	15,000
Inventories and deferred costs	119,629	151,500
Prepaids and other current assets	34,955	40,960
Total current assets	289,738	387,340
Long-term assets:
Property, plant and equipment, net	7,551	8,866
Goodwill	—	—
Intangible assets, net	—	—
Long-term deferred costs	10,878	20,556
Other long-term assets	82,480	71,329
Total assets	$390,647	$488,091

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$23,496	$24,991
Customer advances	76,213	89,362
Deferred revenue	29,366	41,461
Other current liabilities	32,600	35,154
Total current liabilities	161,675	190,968
Long-term liabilities:
Long-term deferred revenue and other liabilities	55,653	80,467
Total liabilities	217,328	271,435

Total equity	173,319	216,656
Total liabilities and equity	$390,647	$488,091

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(in thousands, except per share data)

Net sales	$41,217	$40,328	$126,135	$143,454
Cost of net sales	29,393	26,010	93,075	88,998
Gross profit	11,824	14,318	33,060	54,456
	28.7%	35.5%	26.2%	38.0%
Operating expenses:
Selling, general and administrative	7,897	14,842	26,073	40,592
Research and development	4,104	8,243	10,330	23,850
Amortization of intangible assets	—	—	—	516
Impairment of goodwill and other long-lived assets	—	854	134	854
Restructuring	—	(191)	—	358
Net loss (gain) on divestiture	(367)	17,297	1,318	16,640
Total operating expenses	11,634	41,045	37,855	82,810

Operating income (loss)	190	(26,727)	(4,795)	(28,354)

Interest income, net	89	363	346	1,556
Other income, net	773	6,252	4,621	1,665
Equity pick up of losses of an associate	(2,327)	—	(6,703)	—
Income (loss) before income taxes	(1,275)	(20,112)	(6,531)	(25,133)
Income taxes benefit(expense)	1,708	(649)	(145)	(2,806)
Net income (loss)	433	(20,761)	(6,676)	(27,939)

Net loss attributable to noncontrolling interest	—	—	9	1,195
Net income (loss) attributable to UTStarcom Holdings Corp.	$433	$(20,761)	$(6,667)	$(26,744)

Net income (loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.43)	$(0.17)	$(0.54)
Weighted average shares outstanding—Basic	38,958	47,896	39,113	49,400

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$433	$(20,761)	$(6,676)	$(27,939)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	992	796	2,749	3,078
Provision for (recovery of) doubtful accounts	133	54	(67)	(1,037)
Stock-based compensation expense	472	1,175	1,189	2,415
Net loss(gain) on divestitures	(367)	17,314	1,318	16,657
Net loss on disposal of assets	20	—	1,283	—
Gain on release of tax liability due to expiration of the status liminitaion	—	—	(1,240)	—
Deferred income taxes	12	100	140	(120)
Loss from equity investments, net	2,327	—	6,703	—
Other-than-temporary impairment of equity investments	—	854	134	854
Other	—	52	—	(79)
Changes in operating assets and liabilities:	(364)	(7,035)	(3,620)	(13,084)
Net cash provided by (used in) operating activities	3,658	(7,451)	1,913	(19,255)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(664)	(2,217)	(2,989)	(5,165)
Net proceeds from divestitures	408	—	1,993	135
Change in restricted cash	(794)	(277)	1,478	1,228
Payment for NGN	(1,198)	—	(2,156)	—
Cash decrease due to deconsolidation of a subsidiary	—	—	—	(6,841)
Payment for IPTV divestiture and convertible bond	—	(52,965)	(503)	(52,965)
Purchase of an investment interest	—	—	(21,592)	—
Proceeds from disposition of an investment interest	—	—	569	—
Purchase of short-term investments	—	(500)	(79)	(2,267)
Proceeds from sale of short-term investments	—	44	293	3,878
Other	(3)	(51)	163	83
Net cash used in investing activities	(2,251)	(55,966)	(22,823)	(61,914)

CASH FLOWS FROM FINANCING ACTIVITIES:
Refund for the AR factoring	(2,722)	—	—	—
Repurchase of ordinary share	—	(3,659)	(30,680)	(6,879)
Net cash used in financing activities	(2,722)	(3,659)	(30,680)	(6,879)
Effect of exchange rate changes on cash and cash equivalents	(2,905)	2,087	(7,639)	(1,176)
Net decrease in cash and cash equivalents	(4,220)	(64,989)	(59,229)	(89,224)
Cash and cash equivalents at beginning of period	124,575	277,391	179,584	301,626
Cash and cash equivalents at end of period	$120,355	$212,402	$120,355	$212,402

UTSTARCOM HOLDINGS CORP.

Nov 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
Non-GAAP Revenue	$40,903	$125,038	$37,026	$116,265

Non-GAAP Gross Profit	$11,824	$33,060	$12,734	$40,700
Non-GAAP Gross Margin %	28.9%	26.4%	34.4%	35.0%

Non-GAAP Operating Income (Loss)	$190	$(4,795)	$(6,133)	$(11,218)

Non-GAAP Net Income (Loss) attributable to UTStarcom	$433	$(6,667)	$(167)	$(9,608)

Non-GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.17)	(0)	$(0.19)

Please refer to the preceding reconciliation tables for the adjustments to GAAP Revenue, Gross Profit, Operating Income (Loss), Net Income (Loss) and EPS.

UTSTARCOM HOLDINGS CORP.

Nov 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Revenue (a)	$41,217	$126,135	$40,328	$143,454

Less: Amortization of PHS Revenue	$—	$—	$—	$—

Less: IPTV Revenue	$314	$1,097	3,302	$27,189

Non-GAAP Revenue	$40,903	$125,038	$37,026	$116,265

(a) GAAP Revenue for each period is the consolidated revenue as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Nov 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Gross Profit (a)	$11,824	$33,060	$14,318	$54,456
GAAP Gross Margin %	28.7%	26.2%	35.5%	38.0%

Less: Gross Profit from Amortization of PHS Revenue	—	—	—	—

Less: Gross Profit from IPTV Revenue	—	—	$1,584	$13,756

Non-GAAP Gross Profit	$11,824	$33,060	$12,734	$40,700
Non-GAAP Gross Margin %	28.9%	26.4%	34.4%	35.0%

(a) GAAP Gross Profit and GAAP Gross Margin % for each period is the consolidated gross profit and gross margin % as reported orn Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

Nov 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Operating Expenses(a)	$11,634	$37,855	$41,045	$82,810

Less: Operating Expenses directly related to IPTV	—	—	$22,178	$30,892

Non-GAAP Operating Expenses	$11,634	$37,855	$18,867	$51,918

(a) GAAP Operating Expenses for each period is the consolidated Operating Expenses as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

November 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Operating Income (Loss) (a)	$190	$(4,795)	$(26,727)	$(28,354)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	$1,584	$13,756

Less: Operating Expenses directly related to IPTV	—	—	$22,178	$30,892

Non-GAAP Operating Income (Loss)	$190	$(4,795)	$(6,133)	$(11,218)

(a) GAAP Operating Income (Loss) for each period is the consolidated operating loss as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

November 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Income taxes benefit(expense)(a)	$1,708	$(145)	$(649)	$(2,806)

Less: Income tax expenses directly related to IPTV	—	—	—	—

Non-GAAP Income taxes benefit(expense)	$1,708	$(145)	$(649)	$(2,806)

(a) GAAP Income taxes benefit(expense) for each period is the consolidated Operating Expenses as reported on Form 10-Q or Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

November 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

($ in thousand)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$433	$(6,667)	$(20,761)	$(26,744)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	$1,584	$13,756

Less: Operating Expenses directly related to IPTV	—	—	$22,178	$30,892

Less: Income tax benefit(expense) directly related to IPTV	—	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	$433	$(6,667)	$(167)	$(9,608)

(a) GAAP Net Income (Loss) for each period is the consolidated net loss as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

November 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Qtr ended	Nine months ended	Qtr ended	Nine months ended
	30-Sep-13	30-Sep-13	30-Sep-12	30-Sep-12
GAAP Net Income (Loss) attributable to UTStarcom(a)	$433	$(6,667)	$(20,761)	$(26,744)

Less: Profit from Amortization of PHS Revenue	—	—	—	—

Less: Profit from IPTV Revenue	—	—	$1,584	$13,756

Less: Operating Expenses from IPTV Related	—	—	$22,178	$30,892

Less: Income tax benefit(expense) directly related to IPTV	—	—	—	—

Non-GAAP Net Income (Loss) attributable to UTStarcom	$433	$(6,667)	$(167)	$(9,608)

Weighted Average Shares Outstanding—Basic	38,958	39,113	47,896	49,400

GAAP Net Income (Loss) per Share Attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.17)	$(0.43)	$(0.54)

Non-GAAP Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	$0.01	$(0.17)	$(0.00)	$(0.19)

(a) GAAP Net Income (Loss) per share for each period is the consolidated net income (loss) as reported on Form 6-K, as applicable, for such period.

UTSTARCOM HOLDINGS CORP.

November 14, 2013 Conference Call

RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL DATA

(In thousands)

(Unaudited)

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if PHS-related deferred revenue amortization and IPTV related business had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

GAAP Net cash provided by (used in) operating activities	$3,658	$(7,451)	$1,913	$(19,255)
Less: Net cash provided by (used in) IPTV operating activities	—	(5,602)	—	(14,241)
Non-GAAP Net cash provided by (used in) operating activities	3,658	(1,849)	1,913	(5,014)

CASH FLOWS FROM INVESTING ACTIVITIES:

GAAP Net cash provided by (used in) investing activities	(2,251)	(55,966)	(22,823)	(61,914)
Less: Net cash provided by (used in) IPTV investing activities	—	(53,062)	(503)	(53,444)
Non-GAAP Net cash used in investing activities	(2,251)	(2,904)	(22,320)	(8,470)

CASH FLOWS FROM FINANCING ACTIVITIES:

GAAP Net cash provided by (used in) financing activities	(2,722)	(3,659)	(30,680)	(6,879)
Less: Net cash provided by (used in) IPTV financing activities	—	—	—	—
Non-GAAP Net cash used in financing activities	(2,722)	(3,659)	(30,680)	(6,879)

Effect of exchange rate changes on cash and cash equivalents	(2,905)	2,087	(7,639)	(1,176)
Non-GAAP Net decrease in cash and cash equivalents in continuing operations	(4,220)	(6,325)	(58,726)	(21,539)
Non-GAAP Net increase (decrease) in cash and cash equivalents in IPTV disposed operation	—	(58,664)	(503)	(67,685)

Cash and cash equivalents at beginning of period	124,575	277,391	179,584	301,626
Cash and cash equivalents at end of period	$120,355	$212,402	$120,355	$212,402